Eugene Trowbridge, CCIM

Partner

_____________

Jillian Sidoti, CCIM

Partner

_____________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

_____________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

September 16, 2019

Via EDGAR

Re:         Paradyme Funding, LLC (the “Company”)

Amendment No. 1 to

Offering Statement on Form 1-A

Submitted on August 22, 2019

File No. 024-11042

Dear Mr. Lobert and Ms. Gowetski,

Commission Comment:

Use of Proceeds, page 32

1. We note your revised table on page 33 where you indicate the minimum offering is $1,000,000. However, we also note that throughout the offering circular you refer to the minimum offering as $500,000. Please revise the table and the rest of your filing for consistency where necessary.

Company Response:

We have made updates throughout to reflect the intended $500,000 minimum.

Commission Comment:

General

2. We note your revised disclosure, and we reissue comment 3. We note your disclosure on page 3 that subscribers are bound by the dispute resolution procedures, including mandatory arbitration, and that these dispute resolution procedures do not apply to claims under the federal securities laws. Please revise your operating agreement and subscription agreement to state that such dispute resolution procedures, including mandatory arbitration, do not apply to any claims under the federal securities laws and the rules and regulations thereunder.

Company Response:

Please advise. It seems that this comment may have already been addressed. Please see the last sentence of Section 5.4 of the Subscription Agreement which reads:

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Securities Exchange Commission

Paradyme Equities, LLC

September 16, 2019

This dispute resolution policy does not apply to claims under federal securities laws and the rules and regulations thereunder.

Also, please see Article 13.3 of the Operating Agreement which reads:

On failure of negotiation provided above; mediation, and as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions of this Article 13 shall apply to any subsequent mediation or arbitration. The Mandatory Alternative Dispute Resolution policy does not apply to claims under federal securities laws and the rules and regulations thereunder.

Please advise if this is sufficient or if the Commission is desiring a different response.

Commission Comment:

3. We continue to note disclosure regarding the 8% preferred return, including on pages 1 and 8. Given your lack of assets and operating history, please tell us why you believe this disclosure is appropriate and how you determined that this number has a reasonable basis. Alternatively, please remove this disclosure. Refer to Part II(b) of Form 1-A.

Company Response:

The references to the preferred returns on both pages 1 and 8 have been removed.

Please notify me if request for qualification is appropriate. Thank you.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

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